STATEMENT OF INVESTMENTS
Dreyfus Premier Enterprise Fund
June 30, 2007 (Unaudited)

Common Stocks--99.7%	Shares	Value ($)
Consumer Discretionary--17.7%		
Buffalo Wild Wings	40,900 a	1,701,031
Cache	161,130 a,b	2,138,195
Casual Male Retail Group	266,900 a,b	2,695,690
Century Casinos	282,663 a,b	2,541,140
Cosi	436,445 a,b	1,990,189
Directed Electronics	305,300 a,b	2,698,852
G-III Apparel Group	251,737 a	3,974,927
Guitar Center	61,140 a,b	3,656,783
Heelys	87,900 a	2,273,094
Lifetime Brands	70,300 b	1,437,635
McCormick & Schmick's Seafood		
Restaurants	195,783 a,b	5,078,611
Red Lion Hotels	203,500 a	2,614,975
Ruth's Chris Steak House	160,158 a,b	2,721,084
Town Sports International Holdings	251,673 a	4,862,322
Universal Electronics	79,000 a	2,869,280
		43,253,808
Consumer Staples--1.6%		
Jones Soda	104,327 a,b	1,462,665
Physicians Formula Holdings	76,900 a	1,209,252
Susser Holdings	75,400 a	1,222,234
		3,894,151
Energy--6.9%		
Arena Resources	34,600 a,b	2,010,606
ENGlobal	270,800 a,b	3,290,220
Evergreen Energy	223,500 a,b	1,318,650
T-3 Energy Services	164,330 a	5,496,839
Tetra Technologies	171,250 a,b	4,829,250
		16,945,565
Exchange Traded Funds--5.7%		
iShares Nasdaq Biotechnology Index		
Fund	40,700 b	3,180,298
PowerShares Dynamic Biotechnology		
& Genome Portfolio	173,600 a,b	3,180,352
Powershares QQQ	159,600	7,596,960
		13,957,610
Financial--6.9%		
AmericanWest Bancorp	62,350 b	1,136,640
Columbia Banking System	42,400	1,240,200
Community Bancorp/NV	45,950 a	1,285,681
First Consulting Group	135,500 a	1,287,250
First Mercury Financial	70,330 a	1,474,820
Grubb & Ellis	120,800 a	1,401,280
Hallmark Financial Services	145,700 a	1,765,884
Marlin Business Services	64,500 a,b	1,374,495
Pacific Premier Bancorp	119,925 a	1,281,998
Preferred Bank/Los Angeles, CA	32,137	1,285,480
Thomas Weisel Partners Group	110,100 a,b	1,833,165
United PanAm Financial	104,475 a,b	1,489,814
		16,856,707
Health Care--22.7%		
Auxilium Pharmaceuticals	128,425 a,b	2,047,095
Five Star Quality Care	453,200 a,b	3,616,536

I-Flow	403,675 a,b	6,757,520
LHC Group	155,600 a,b	4,076,720
Matria Healthcare	123,200 a,b	3,730,496
Matrixx Initiatives	243,000 a,b	5,085,990
Metabolix	76,000 a,b	1,902,280
MWI Veterinary Supply	79,300 a	3,163,277
Owens & Minor	69,300 b	2,421,342
Penwest Pharmaceuticals	205,300 a,b	2,560,091
PSS World Medical	158,600 a,b	2,889,692
Res-Care	278,600 a	5,889,604
Systems Xcellence	121,200 a	3,486,924
Volcano	69,354 a,b	1,401,644
West Pharmaceutical Services	115,200	5,431,680
Xtent	100,000 a,b	1,000,000
		55,460,891
Industrials--18.7%		
Angelica	144,300	3,041,844
Celadon Group	115,600 a,b	1,838,040
Flanders	349,275 a,b	2,689,418
Gardner Denver	64,375 a	2,739,156
Geo Group	109,874 a	3,197,333
Hardinge	120,000	4,083,600
Houston Wire & Cable	212,300 a,b	6,031,443
Hub Group, Cl. A	33,700 a,b	1,184,892
ICT Group	65,650 a	1,228,312
Innerworkings	265,300 a,b	4,250,106
LMI Aerospace	103,400 a	2,511,586
Old Dominion Freight Line	61,239 a	1,846,356
PeopleSupport	102,269 a,b	1,160,753
Rush Enterprises, Cl. A	146,125 a	3,173,835
Tennant	186,500	6,807,250
		45,783,924
Information Technology--18.7%		
California Micro Devices	208,600 a	844,830
DTS	289,265 a,b	6,297,299
Goldleaf Financial Solutions	143,503 a	774,916
InterVoice	476,318 a,b	3,967,729
Liquidity Services	133,500 a,b	2,507,130
Mentor Graphics	231,700 a,b	3,051,489
Microtune	243,600 a,b	1,274,028
Mind CTI	494,200	1,383,760
Mindspeed Technologies	664,650 a,b	1,468,877
MIPS Technologies	245,250 a	2,155,748
Radiant Systems	98,550 a,b	1,304,802
RADWARE	263,500 a	3,833,925
Radyne	282,100 a,b	3,010,007
Rainmaker Systems	140,000 a	995,400
Rudolph Technologies	231,750 a,b	3,849,368
Semtech	202,900 a	3,516,257
Tyler Technologies	88,500 a	1,098,285
Ultratech	149,519 a	1,993,088
Website Pros	250,200 a,b	2,356,884
		45,683,822
Materials--.8%		
Balchem	105,500	**1,916,935**
Total Common Stocks		
(cost $216,901,350)		**243,753,413**

Other Investment--1.0%

Registered Investment Company;

Dreyfus Institutional Preferred

    Plus Money Market Fund

    (cost $2,405,000)   2,405,000 [c]   **2,405,000**

**Investment of Cash Collateral for
Securities Loaned--31.3%**

Registered Investment Company;

Dreyfus Institutional Cash

    Advantage Plus Fund

    (cost $76,544,901)   76,544,901 [c]   **76,544,901**

Total Investments (cost $295,851,251)   **132.0%**   **322,703,314**

Liabilities, Less Cash and Receivables   **(32.0%)**   **(78,263,927)**

Net Assets   **100.0%**   **244,439,387**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At June 30, 2007, the total market value of the fund's securities on loan is
     $72,029,552 and the total market value of the collateral held by the fund is $76,544,901.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Natural Resources Fund

June 30, 2007 (Unaudited)

Common Stocks--97.5%	Shares		Value ($)
Energy--77.4%			
Apache	2,700		220,293
Arena Resources	6,500	a	377,715
Basic Energy Services	7,140	a	182,570
BJ Services	4,000		113,760
Cabot Oil & Gas	3,800		140,144
Cal Dive International	11,800	a	196,234
Cameco	6,500		329,810
Cameron International	7,580	a	541,743
Canadian Natural Resources	6,300		418,005
Carrizo Oil & Gas	9,600	a	398,112
Chesapeake Energy	12,610		436,306
Chevron	4,490		378,238
CNX Gas	9,500	a	290,700
ConocoPhillips	2,130		167,205
Continental Resources	11,700	a	187,200
Denbury Resources	8,900	a	333,750
Devon Energy	4,800		375,792
Diamond Offshore Drilling	2,300		233,588
ENSCO International	5,490		334,945
EOG Resources	3,600		263,016
EXCO Resources	17,900	a	312,176
Exxon Mobil	7,100		595,548
FMC Technologies	6,900	a	546,618
Frontier Oil	3,110		136,125
GlobalSantaFe	5,180		374,255
GMX Resources	6,540	a	226,284
Goodrich Petroleum	3,930	a	136,096
Grant Prideco	7,538	a	405,771
Halliburton	7,800		269,100
Helix Energy Solutions Group	12,000	a	478,920
Hercules Offshore	4,800	a	155,424
Hess	4,290		252,938
Hornbeck Offshore Services	3,540	a	137,210
Input/Output	9,600	a	149,856
Marathon Oil	10,100		605,596
Mitcham Industries	8,500	a	162,265
Nabors Industries	2,800	a	93,464
National Oilwell Varco	4,700	a	489,928
Newfield Exploration	5,600	a	255,080
Noble	3,470		338,394
Noble Energy	6,100		380,579
Occidental Petroleum	7,700		445,676
Oceaneering International	2,700	a	142,128
Parallel Petroleum	21,000	a	459,900
Peabody Energy	9,440		456,707
Pride International	3,500	a	131,110
Quicksilver Resources	4,800	a	213,984
Range Resources	10,300		385,323
Sandridge Energy	18,000	a,b	378,000
Schlumberger	8,300		705,002
Smith International	3,000		175,920
Southwestern Energy	16,140	a	718,230

Suncor Energy	2,700	242,784
Sunoco	2,010	160,157
Superior Offshore International	7,500 a	136,500
Tenaris, ADR	6,000	293,760
TODCO	2,200 a	103,862
Transocean	6,060 a	642,238
TXCO Resources	24,390 a	250,729
Ultra Petroleum	6,600 a	364,584
Unit	5,800 a	364,878
Valero Energy	4,800	354,528
Weatherford International	4,460 a	246,370
XTO Energy	12,400	745,240
		20,538,363
Exchange Traded Funds--1.0%		
streetTRACKS Gold Trust	4,055 a	**260,615**
Industrials--3.5%		
Chicago Bridge & Iron (NY Shares)	1,810	68,309
McDermott International	7,350 a	610,932
URS	2,230 a	108,267
Vallourec	400	128,967
		916,475
Manufacturing--1.0%		
Vestas Wind Systems	4,200 a	**278,060**
Materials--9.2%		
Agnico-Eagle Mines	5,000	182,500
Agrium	2,100	91,875
Barrick Gold	6,200	180,234
BHP Billiton, ADR	6,700	400,325
Celanese, Ser. A	6,200	240,436
Monsanto	1,700	114,818
Nucor	1,600	93,840
Praxair	2,800	201,572
Rio Tinto, ADR	500	153,060
Rohm & Haas	1,700	92,956
Teck Cominco, Cl. B	4,400	186,620
Zinifex	31,300	499,705
		2,437,941
Utilities--5.4%		
Edison International	3,420	191,930
FPL Group	2,400	136,176
MDU Resources Group	5,920	165,997
PG & E	3,700	167,610
Public Service Enterprise Group	2,860	251,051
Questar	9,840	520,044
		1,432,808
Total Common Stocks		
(cost $17,965,554)		**25,864,262**

Other Investment--2.6%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $677,000)	677,000 c	**677,000**
Total Investments (cost $18,642,554)	**100.1%**	**26,541,262**
Liabilities, Less Cash and Receivables	**(.1%)**	**(34,340)**
Net Assets	**100.0%**	**26,506,922**

ADR - American Depository Receipts

a   Non-income producing security.

b   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, this security amounted to $378,000 or 1.4% of net assets.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.